The DIRECTV Group, Inc.
2230 E. Imperial Highway
El Segundo, CA 90245

April 24, 2009

VIA EDGAR

Ms. Celeste M. Murphy
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street N.E.
Mail Stop 3720
Washington D.C. 20549-3561

Re: The DIRECTV Group, Inc.
Form 10-K for the year ended December 31, 2008 filed February 27, 2009
Commission file number: 1-31945

Dear Ms. Murphy:

We have prepared the following response to address the comments contained in your letter dated April 13, 2009 regarding the above-referenced filing.

As requested in your letter, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, our responses correspond to the format of your letter.

Risk Factors, page 22

The cost of commercial insurance coverage on our satellites or the loss of a satellite that is not insured could materially affect our earnings. page 29

1.
We note disclosure on page 9 that as of December 31, 2008, the net book value of DIRECTV U.S.’ in-orbit satellite was $1,688 million, of which $1,489 million was uninsured. In future filing, to the extent material, please include disclosure here, and in MD&A, disclosing costs associated with obtaining and maintaining insurance coverage on your in-orbit satellites.

Response

We generally purchase launch insurance for our satellites, which covers the time period between the ignition of the launch vehicle carrying the satellite to the separation of the satellite from the launch vehicle for approximately $10 million per satellite launch. This amount is capitalized as part of the cost of the satellite. We do not deem these amounts to be material enough to warrant separate disclosure. We generally do not carry in-orbit insurance on our satellites because we believe it is a better and more economical strategy to have spare in-orbit satellites and excess transponder capacity at key orbital slots to mitigate the impact that a satellite failure may have on our ability to provide service.  As we currently do not have in orbit insurance policies for the majority of our satellites, in-orbit insurance cost is also not material. However, should we purchase significant insurance policies in the future, we will consider separate disclosure, if material.

We have significant debt., page 33
2.	In future filings please include a brief quantification of your debt outstanding, to the extent that it is deemed a material risk.

Response

As requested, in future filings, we will quantify the debt outstanding in the appropriate risk factor.

Critical Accounting Estimates, page 61

Valuation of Goodwill and Intangible Assets with Indefinite Lives, pages 62-63

3.
We note that goodwill accounted for about 22% of total assets as of December 31, 2008. We note that you completed your annual impairment test during the fourth quarter of 2008 and that you determined that your goodwill balance was not impaired. In light of the significance of your goodwill balance, we expect robust and comprehensive disclosure in your critical accounting policies regarding your impairment testing policy. This disclosure should provide investors with sufficient information about management’s insights and assumptions with regard to the recoverability of goodwill. Specifically, we believe you should provide the following information:

•	Provide a more detailed description of the steps you perform to review goodwill for recoverability.

•	Disclose a breakdown of your goodwill balance as of December 31, 2008 by reporting unit.

•
Describe the nature of the valuation techniques you employed in performing the impairment tests. Qualitatively and quantitatively describe the significant estimates and assumptions used in your valuation model to determine the fair value of your reporting units in your impairment analysis. For example, if you utilize the discounted cash flow approach, you should disclose at a minimum:

1.)	the discount rates for each reporting unit and how those discount rates were determined
2.)	how cash flows were determined, including your assumed growth rates, period of assumed cash flows and determination of terminal value, and
3.)	your consideration of any market risk premiums.

•
Describe changes to the assumptions and methodologies, if any, since your last annual impairment test. In addition, tell us how the assumptions in your most recent tests were impacted by the current economic environment. For example, you should explain in detail how your discount rates reflect the market premiums that have been noted in the current equity and debt markets.

•	Further, disclose any changes to your reporting units or allocations of goodwill by reporting unit and the reason for such changes.

•	Provide a table showing:

1.)
the carrying value and the fair value of each reporting unit. Alternatively, if you do not disclose the fair value of each reporting unit, you should disclose its fair value if it does not exceed its carrying value by a significant amount;

2.)	using hypothetical percentage reductions in fair value, disclose the percentage by which the fair value of a reporting unit would exceed its carrying value.

•
In addition, if the fair value of any of your reporting units does not, or would not, exceed its carrying value by a significant amount, provide a sensitivity analysis of your most recent impairment test assumptions for this reporting unit based upon reasonably likely changes.

For further guidance, refer to Release No. 33-8350 “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Response

We received a comment letter from the SEC on December 12, 2005 on our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005, which included a similar comment in which we were asked to address the quantitative and qualitative assumptions used in performing the valuation of goodwill, intangible assets and indefinite lived assets. Our previous response to that comment letter was filed with SEC on January 17, 2006 (see Correspondence SEC Accession No. 0001104659-06-002461).

During each year, we update our discussion of critical accounting estimates considering changes in subjectivity, probability, estimates and materiality. As the Staff noted, our goodwill balance is significant and accounted for about 22% of total assets as of December 31, 2008.  Consistent with our previous response, we continue to believe that additional discussion of the nature of the valuation techniques employed in performing the impairment tests and the significant estimates and assumptions used in our valuation models to determine the fair value of our reporting units in our impairment analyses would not be informative because the estimates and assumptions used are fairly predictable and not subject to a great deal of sensitivity, or for reporting units where there could be sensitivity, the likelihood of a material impairment charge is relatively remote.

As of December 31, 2008, the market capitalization of the capital stock of The DIRECTV Group, Inc. (NASDAQ:DTV) using quoted market prices exceeded the $4.9 billion book value of equity by approximately $19 billion. Similarly, the fair value of our reporting units determined in our annual impairment test significantly exceeded their respective carrying values. The quantitative assumptions used in the valuations of these assets would therefore have to change in a completely unanticipated manner to result in any indication of impairment. Therefore, the quantitative assumptions themselves are not particularly sensitive.

Accordingly, we continue to believe that our existing disclosure is adequate in that there are no known trends or uncertainties with respect to estimates and assumptions associated with our goodwill impairment tests that have had, or will, have a material favorable or unfavorable impact on our income from continuing operations. We will continue to review our disclosure of critical accounting estimates, and, should facts and circumstances change, we will update our disclosures as appropriate.

We confirm that we have made no change in the methodology of our goodwill impairment testing and, regarding the current economic environment, our discount rates have been appropriately adjusted to reflect current market conditions. We also confirm that we have made no changes to our reporting units or allocations of goodwill to reporting units.

In future filings, we will reference or include the table of the breakout of goodwill as disclosed in Note 5 of the Notes to the Consolidated Financial Statements of the 2008 Form 10-K. Additionally, we will disclose (assuming this continues to be accurate) that the fair value of each reporting unit significantly exceeds its carrying value as of the most recent testing date. If the fair value of any reporting unit does not, or would not, exceed its carrying value by a significant amount, we will provide a sensitivity analysis of our most recent impairment assumptions for the reporting unit based upon reasonably likely changes.

*    *    *    *

We hope that this letter adequately addresses your comments. Please contact John Murphy, Senior Vice President, Controller and Chief Accounting Officer at: (310) 964-0714 (phone), (310) 964-0882 (fax), or JFMurphy@directv.com (e-mail) should you have additional comments or require additional information.

Sincerely,

/s/ Patrick T. Doyle

Patrick T. Doyle
Executive Vice President and Chief Financial Officer